# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RED ROBIN GOURMET BURGERS INC, CIK 0001171759
CUSIP: 75689M101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10000 EAST GEDDES AVENUE, 10000 EAST GEDDES AVENUE, ENGLEWOOD, Colorado (CO), 80112
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001591546-25-000005
Filed by CIK 0001591546

## Reporting persons
- Pacific Ridge Capital Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 755,282; shared voting power 0; sole dispositive power 1,069,632; shared dispositive power 0; aggregate amount beneficially owned 1,069,632 (6.8% of the class)

## Item 1. Issuer
Name of issuer: RED ROBIN GOURMET BURGERS INC
Address of issuer's principal executive offices: 10000 EAST GEDDES AVENUE, 10000 EAST GEDDES AVENUE, ENGLEWOOD, COLORADO, 80112

## Item 2. Person Filing
Name of person filing: Pacific Ridge Capital Partners, LLC
Address of principal business office or, if none, residence: 4900 Meadows Rd, STE 320, Lake Oswego, OR 97035
Citizenship: Nevada Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1069632
Percent of class: 6.78
Sole power to vote or to direct the vote: 755282
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1069632
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Pacific Ridge Capital Partners, LLC: Peter Trumbo, C.C.O. (02/12/2025)